


05039283

SE ... IMISSION

CM 3/22

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING 12/31/04
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADVANTAGE GFC, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

NEW YORK,　　　NEW YORK　　　..... 10005

(City)　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GIUSEPPE CONFUORTI　　　.　.. (212) 349-0137

　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.　10017

(Address)　　　　　　　(City)　　　　　　.. (State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 04 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __GIUSEPPE CONFUORTI__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ADVANTAGE GFC, LLC__ , as of __DECEMBER 31__ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

MEMBER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVANTAGE GFC, LLC

REPORT

FORM X-17A-5

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

CONTENTS

DECEMBER 31, 2004

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and
    Members of

ADVANTAGE GFC, LLC

I have audited the accompanying statement of financial condition of Advantage GFC, LLC as of December 31, 2004, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advantage GFC, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 26, 2005

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2004

A S S E T S

Current assets:

Cash in bank		$ 71,045
Petty cash		500

Receivables from brokers and dealers:

Commissions receivable	$ 39,580	
Other receivables	42,178	
Other-deposit Bear Stearns	100,000	181,758
Loans receivable		155,784
Investment in GFC Advisors, Spa		151,000
Investments at market		438,783
Investment in Banca Advantage		9,282,800
Investment in funds		45,782
Other investments		29,132
Loans and exchanges		79,798

Total current assets	**10,436,382**
Fixed assets (less accumulated depreciation of $45,492)	80,315
Other assets: Deposits	13,318
Total assets	**$10,530,015**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:

Taxes payable	$ 31,380
Accounts payable and accrued expenses	152,001
Total current liabilities	**183,381**
Liabilities subordinated to claims of general creditors	2,200,000
Members' capital	8,146,634
Total liabilities and members' capital	**$10,530,015**

See notes to financial statements.

2

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:

Commissions	$	797,385
Advisory income		16,346
Consulting income		370,576
Other income		59,705
Interest and dividend income		13,487
Loss on investment		(182,846)
Total revenue		1,074,653

Expenses:

Members compensation	$ 319,384	
Other employee compensation	173,165	
Commissions paid to other broker-dealers	159,827	
Interest on subordinated loans	96,805	
Regulatory fees and expenses	4,441	
Consulting fees	54,049	
Rent	66,768	
Quotes	42,639	
Other expenses	324,242	
Total expenses		1,241,320
Income (loss) before federal income tax		(166,667)
Less: federal income tax		-0-
Net income (loss)		($ 166,667)

See notes to financial statements.

3

ADVANTAGE GFC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Resources provided:

Decrease in other investments	$	9,319
Increase in accrued expenses payable		35,738
Depreciation		1,775
Decrease in investment in Banca Advantage		535,738
Total resources provided		**582,570**

Resources applied:

Net loss	$	166,667	
Increase in receivables from brokers and dealers	$	13,594	
Increase in investment in funds		1,526	
Increase in investments at market		403,972	
Increase in loans and exchanges		30,602	
Increase in loans receivable		6,576	
Total resources applied			**622,937**
Decrease in cash			(40,367)
Balance, January 1, 2004			111,412
Balance, December 31, 2004		$	**71,045**

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Members capital, January 1, 2004	$ 8,313,301
Less: Net loss for the year	(166,667)
Members' capital, December 31, 2004	**$ 8,146,634**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$2,200,000
Increases	-0-
Decreases	-0-
Balance, December 31, 2004	**$2,200,000**

See notes to financial statements.

5

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Summary of significant accounting policies:
   Organization:
   The company became a Limited Liability Company on March 1, 1996.
   Income taxes:
   The net income or loss of the company is passed through to the individual members of the
   company, and tax is then incurred by the individual members.

   Depreciation:
   Equipment is stated at cost, less accumulated depreciation.
   Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. The following supplementary information is submitted:
   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through broker-dealer, Bear, Stearns Co.,
   on a fully disclosed basis.

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital
   Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5
   indicated net capital of $481,878. In January 2005, the company filed Part IIA of form X-
   17A-5 (unaudited) and reported the same net capital of $481,878.

6

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Capital	$ 8,146,634
Liabilities subordinated to claims of general creditors	2,200,000
	10,346,634
Less: non-allowable assets	(9,838,429)
Tentative net capital before haircuts	508,205
Less: Haircuts on securities ($438,783 X 6%)	(26,327)
Net capital	481,878

Greater of:

Minimum dollar net capital required	**$100,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $183,381)	**$ 13,426**	100,000
Excess net capital		**$ 381,878**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 183,381**
Percentage of aggregate indebtedness to net capital	**38%**

See notes to financial statements

7

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Managers and Members of

ADVANTAGE GFC, LLC

I have examined the financial statements of ADVANTAGE GFC, LLC for the year ended December 31, 2004 and have issued my report thereon dated February 26, 2005. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

8

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 26, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT